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Securities and Exchange

FEB 1 6 2018

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68859

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anubis Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 Fifth Avenue, 18th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence S. Block (212) 705-5090

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP

(Name – *if individual, state last, first, middle name*)

500 Ridgefield Court	Asheville	NC	28806
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FOR OFFICIAL USE ONLY

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

DM RMS

OATH OR AFFIRMATION

I, Lawrence S. Block, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anubis Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President and Chief Compliance Officer
~~Title~~

Notary Public

MARK LANDE
NOTARY PUBLIC - STATE OF NEW YORK
No. 02LA6161968
Qualified in Kings County
My Commission Expires February 26, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

DHG
DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of Anubis Securities LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Anubis Securities LLC (the "Company"), a wholly-owned subsidiary of Anubis Advisors LLC as of December 31, 2017, that is filed pursuant to 17 C.F.R. §240.17a-5, and the related notes (collectively referred to as "the financial statement"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2017, in conformity accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provide a reasonable basis for our opinion.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 2012.

Asheville, North Carolina
February 15, 2018

ANUBIS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS		
Cash and cash equivalents	$	144,963
Prepaid expenses and other assets		19,989
Total Assets	$	164,952
LIABILITIES		
Accounts payable and accrued liabilities	$	17,290
Total Liabilities		17,290
MEMBER'S EQUITY		147,662
Total Liabilities and Member's Equity	$	164,952

See accompanying notes.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Anubis Securities LLC (the "**Company**") is a Delaware limited liability company formed on January 3, 2011 under the name "Anubis BD Holdings LLC." It changed its name to "Anubis Securities LLC" on April 7, 2011. The Company's principal place of business is in New York. The Company's sole member is Anubis Advisors LLC ("**Anubis Advisors**"). On October 13, 2011, the Company became registered as a broker-dealer with the Securities and Exchange Commission ("**SEC**") and a member of the Financial Industry Regulatory Authority ("**FINRA**"). The Company is also registered as a broker-dealer in 37 states and territories, including the State of New York.

The Company's purpose of operating as a broker-dealer is (a) to raise capital from third-party investors in new or existing collective investment vehicles (sponsored by the Company or an affiliate or a third party), either through (i) a private placement of interests in such collective investment vehicles, (ii) selling interests in such collective investment vehicles (generally structured as limited partnerships and/or limited liability companies), and/or (iii) direct participation programs, and (b) to engage in the private placement of securities. The Company has also (a) solicited third-party investors to engage the Company or an affiliate or a third party to manage all or a portion of such investors' capital through separate accounts and (b) provided debt placement, structuring and consulting services to C-III Capital Partners LLC ("**C3CP**"), an affiliate of the Company. The Company's primary business serves primarily institutional and high net worth customers.

The Company does not hold customer funds or securities and, accordingly, operates under the provisions of Paragraph k(2)(i) of SEC Rule 15c3-3 whereby it is exempt from the remaining provisions of SEC Rule 15c3-3. The requirements of Paragraph (k)(2)(i) of SEC Rule 15c3-3 provide, in general, that the Company will open a Special Account for the Exclusive Benefit of Customers in the event that the Company receives customer funds. The Company is considered a non-clearing firm.

A summary of the Company's significant accounting policies follows:

Cash and Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. The amount of cash on deposit in federally-insured institutions is guaranteed up to $250,000 per depositor. The Company periodically has balances on deposit in excess of the insurance limits. The Company has not suffered any financial losses on uninsured deposits and monitors the credit risk of its primary financial institution. Cash equivalents are carried at cost which approximates fair value.

Income Taxes

The Company is a single-member limited liability company and is therefore disregarded for federal income tax purposes. The Company's sole member is Anubis Advisors, which is also a single-member limited liability company and disregarded for federal income tax purposes. Income and losses of the Company are reported on the federal income tax return of Island Capital Group LLC ("**ICG**"), the sole member of Anubis Advisors.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum amount of net capital and that the ratio of "aggregate indebtedness" to "net capital," each as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum net capital requirement is $5,000. At December 31, 2017, the Company had net capital of $127,673, and $122,673 of capital in excess of the minimum requirement.

NOTE C - TRANSACTIONS WITH AFFILIATES

In accordance with the SEC interpretive letter issued to the New York Stock Exchange, Inc. and NASD Regulation, Inc. dated July 11, 2003 (the "**SEC Letter**"), the Company and ICG entered into an Amended and Restated Services, Space Sharing and Expense Agreement dated October 4, 2011 (the "**ICG Agreement**"), whereby ICG agrees to make available to the Company certain office space ("**ICG Office Space**") and the services of certain professionals and support staff ("**ICG Support Personnel**") to provide support services to the Company. ICG pays all of the costs and expenses of ICG Office Space and ICG Support Personnel attributable to the Company ("**ICG Covered Expenses**"), including: the salaries and employee benefits of the ICG Support Personnel; all rent, insurance and utilities related to the ICG Office Space; telecommunication, computer and other technology expenses; travel and entertainment expenses; marketing costs; office equipment and supplies; postage and printing; research costs; costs and expenses of consultants, temporary personnel and independent consultants; D&O/E&O insurance; and such other expenses, other than Direct Expenses (defined below), attributable to the Company as may be agreed between the parties from time to time. The Company is responsible for the payment of the following expenses ("**Direct Expenses**"): all sales commissions payable to registered personnel; all licensing, registration and examination fees; continuing education costs; all assessments imposed by broker-dealer regulators; banking fees; audit fees; legal fees; taxes; fidelity bond premiums; and all payments to outside vendors with which the Company has contracted directly. The Company does not reimburse ICG for any ICG Covered Expenses and does not reflect such ICG Covered Expenses on its financial statements, although it maintains records reflecting the ICG Covered Expenses and an allocation of such ICG Covered Expenses to the Company as required by the SEC Letter.

In accordance with the SEC Letter, the Company and C3CP entered into a Services, Space Sharing and Expense Agreement dated September 8, 2015 (the "**C3CP Agreement**"), whereby C3CP agrees to make available to the Company certain office space ("**C3CP Office Space**") and the services of certain professionals and support staff ("**C3CP Support Personnel**") to provide support services to the Company. C3CP pays all of the costs and expenses of the C3CP Office Space and C3CP Support Personnel attributable to the Company ("**C3CP Covered Expenses**"), including: the salaries and employee benefits of the C3CP Support Personnel; all rent, insurance and utilities

related to the C3CP Office Space; telecommunication, computer and other technology expenses; travel and entertainment expenses; marketing costs; office equipment and supplies; postage and printing; research costs; costs and expenses of consultants, temporary personnel and independent consultants; D&O/E&O insurance; and such other expenses, other than Direct Expenses (defined above), attributable to the Company as may be agreed between the parties from time to time. The Company is responsible for the payment of all Direct Expenses. The Company does not reimburse C3CP for any C3CP Covered Expenses and does not reflect such C3CP Covered Expenses on its financial statements, although it maintains records reflecting the C3CP Covered Expenses and an allocation of such C3CP Covered Expenses to the Company as required by the SEC Letter.

NOTE D – SUBSEQUENT EVENTS

The Company evaluated the effect subsequent events would have on the financial statements through February 15, 2018, which is the date the financial statements were available to be issued.

Anubis
SECURITIES

ANUBIS SECURITIES LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2017